Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Randolph Acquisitions, Inc.:

We consent to the inclusion in the foregoing Form S-1 of Randolph Acquisitions, Inc. (the “Company”) of our report dated April 13, 2016 relating to our audit of the balance sheet of Randolph Acquisitions, Inc. (the “Company”) as of December 31, 2015 and the related statement of operations, changes in stockholders’ deficit and cash flows for the period from January 12, 2015 (Inception) through December 31, 2015. The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no revenues and income since inception. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the prospectus

/s/ Anton and Chia, LLP

Newport Beach,

California

March 14, 2017